UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period between January 26, 2003 to February 25, 2003

___________________CINAR Corporation _____________________________________

(Translation of registrant's name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ______       Form 40-F __X_

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ______                No __X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

_____CINAR Corporation__________

            (Registrant)

Date:  February 28, 2003

By:  ___(signed) Stuart Snyder______

Stuart Snyder

President & CEO

*Print the name and title of the signing officer under his signature.

CINAR Corporation

For the period between January 26, 2003 to February 25, 2003:

Date	Name	Number of Shares
February 20, 2003	Andrew Gryn	500 B